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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                               AMENDMENT NO. 6 TO
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

     RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                              KIMSOUTH REALTY INC.
                (FORMERLY KNOWN AS KONOVER PROPERTY TRUST, INC.)
                              (Name of the Issuer)
                              --------------------

        KIMSOUTH REALTY INC.              LFSRI II ALTERNATIVE PARTNERSHIP L.P.
        KPT PROPERTIES, L.P.                   LFSRI II-CADIM ALTERNATIVE
  PROMETHEUS SOUTHEAST RETAIL TRUST              PARTNERSHIP L.P. L.L.C.
   PROMETHEUS SOUTHEAST RETAIL LLC         LAZARD FRERES REAL ESTATE INVESTORS
       LFSRI II SPV REIT CORP.                          L.L.C.
LF STRATEGIC REALTY INVESTORS II L.P.         LAZARD FRERES & CO. LLC
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   301953 10 5
                      (CUSIP Number of Class of Securities)
                              --------------------

         BRUCE M. KAUDERER,                          MARJORIE L. REIFENBERG
VICE PRESIDENT (LEGAL), GENERAL COUNSEL            PRINCIPAL, GENERAL COUNSEL
          AND SECRETARY                                  AND SECRETARY
 3333 NEW HYDE PARK ROAD, SUITE 100                LAZARD FRERES REAL ESTATE
    NEW HYDE PARK, NY 11042-0020                         INVESTORS L.L.C.
           (516) 869-9000                       30 ROCKEFELLER PLAZA, 50TH FLOOR
                                                     NEW YORK, NEW YORK 10020
                                                          (212) 632-6000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

   STEVEN SCHEINFELD, ESQ.                          JEFFREY D. MARELL, ESQ.
FRIED, FRANK, HARRIS, SHRIVER                     PAUL, WEISS, RIFKIND, WHARTON
      & JACOBSON                                         & GARRISON
   ONE NEW YORK PLAZA                              1285 AVENUE OF THE AMERICAS
 NEW YORK, NY 10004-1980                             NEW YORK, NY 10019-6064
     (212) 859-8000                                       (212) 373-3000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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This statement is filed in connection with (check the appropriate box):

a.       [X]     The filing of solicitation materials or an information
         statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.       [_]     The filing of a registration statement under the Securities
         Act of 1933.

c.       [_]     A tender offer.

d.       [_]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            CALCULATION OF FILING FEE

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         TRANSACTION
          VALUATION*                                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $32,806,136                                           $7,560
================================================================================

         * Estimated for purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $32,806,136 (calculated on the basis of (1) 15,299,092 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $2.10, plus (2) the product of (A) 448,403 shares which are subject to options to purchase shares with an exercise price of less than $2.10 per share and (B) the difference between $2.10 per share and the exercise price of such options).

[X]      Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $7,560           Filing Party:  Konover Property
Form or Registration No.:  Schedule 14A                    Trust, Inc.
                                            Date Filed:   July 29, 2002

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         This Amendment No. 6 to Rule 13E-3 Transaction Statement on Schedule
13E-3 (this "Schedule 13E-3") amends the Rule 13E-3 Transaction Statement filed on July 29, 2002, as amended by Amendment No. 1 thereto filed on September 23, 2002, and further amended by Amendment No. 2 thereto and Amendment No. 3 thereto, both filed on October 15, 2002, Amendment No. 4 thereto, filed on October 23, 2002, and Amendment No. 5 thereto, filed on October 23, 2002, and is being filed jointly by Kimsouth Realty Inc. (formerly known as Konover Property Trust, Inc.), a Maryland corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (the "Company"), KPT Properties, L.P., a Delaware limited partnership, Prometheus Southeast Retail Trust, a Maryland real estate investment trust ("Prometheus"), Prometheus Southeast Retail LLC, a Delaware limited liability company ("PSLLC"), LFSRI II SPV REIT Corp., a Delaware corporation ("SPV"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("Alternative"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New York

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limited liability company ("LFC," and together with Prometheus, PSLLC, SPV,
LFSRI II, Alternative, CADIM and LFREI, the "Prometheus Parties"), in connection with the Agreement and Plan of Merger, dated June 23, 2002, by and between PSCO Acquisition Corp. (the "Buyer"), a Maryland corporation, and the Company, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 26, 2002, by and between the Buyer and the Company (collectively referred to as the "Merger Agreement").

         The purpose of this final amendment to Schedule 13E-3 is to report that the Merger Agreement, the merger of the Buyer with and into the Company pursuant to the Merger Agreement (the "Merger") and certain charter amendments contemplated by the Merger Agreement were approved by holders of more than two-thirds of the votes entitled to be cast at a special meeting of stockholders of the Company held on November 22, 2002 and that the Merger became effective on November 22, 2002 pursuant to Articles of Merger filed with the State Department of Assessments and Taxation of the State of Maryland. At the effective time of the Merger (the "Effective Time"), the Buyer was merged with and into the Company with the Company as the surviving corporation. The Buyer, which was a party to the Merger Agreement, is not a party to this final amendment because as a result of the Merger, it no longer exists. In addition, KPT Acquisition L.P., which was a filing party to previous amendments to Schedule 13E-3, is not a party to this final amendment because as a result of the merger of KPT Acquisition, L.P. into KPT Properties, L.P., which merger was consummated prior to the Merger, KPT Acquisition, L.P. no longer exists.

         At the Effective Time, each share of the Company's common stock, par value $0.01 per share (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time was converted into the right to receive a cash payment of $2.10, without interest, except that (1) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time owned by any subsidiary of the Company and (2) each share of Company Common Stock contributed to the Buyer by Prometheus immediately prior to the consummation of the Merger was canceled and retired without any payment therefor. At the Effective Time of the Merger, Company stock options, purchase rights and repurchase rights issued under any Company stock-based compensation plans with an exercise price of less than $2.10 per share were converted into the right to receive a cash payment equal to the amount by which the per share exercise price of such stock options, purchase rights or repurchase rights was less than $2.10 multiplied by the number of shares of Common Stock subject to such options, purchase rights or repurchase rights. Following the consummation of the Merger, the two former common stockholders of the Buyer, Prometheus and Kimkon Inc. (a subsidiary of Kimco Realty Corporation), own 100% of the Company's outstanding common stock.

         On November 25, the Company filed a press release announcing the completion of the Merger.

         On November 25, the Company filed a Form 15 with the Securities and Exchange Commission, pursuant to Rules 12g-4 and 12h-3 promulgated under the Securities Exchange Act of 1934, as amended, to provide notice of termination of registration of the Company's common stock, and to immediately suspend all reporting requirements under Sections 13(a) and 15(d) of the Securities Exchange Act, as amended. Further, prior to the opening of business on November 25, 2002, the Company's common stock was delisted from the New York Stock Exchange pursuant to a request delivered by the Company to the New York Stock Exchange. As a result of the Merger, the Company changed its name from "Konover Property Trust, Inc." to "Kimsouth Realty Inc."

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         The terms and conditions of the Merger and Merger Agreement are described in the Company's definitive proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "proxy statement") that was filed with the Securities and Exchange Commission on October 23, 2002.


ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under the section entitled "Summary Term Sheet" in the proxy statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The information set forth under the sections entitled "Summary - Parties Involved in the Merger" and "The Parties Involved in the Merger - Konover" in the proxy statement is incorporated herein by reference.

         (b) Securities. As of the date of the special meeting, there were 31,892,519 shares of Common Stock issued and outstanding and no other shares of stock issued and outstanding. The information set forth under the section entitled "The Special Meeting - Record Date and Voting Power" in the proxy statement is incorporated herein by reference.

         (c) Trading Market and Price. The information set forth under the sections entitled "Selected Financial and Other Information - Comparative Market and Per Share Data," "Information Concerning Konover - Market for Konover Common Stock" and "Information Concerning Konover - Market for Konover Series A Convertible Preferred Stock" in the proxy statement is incorporated herein by reference. There is no established trading market for the Company's preferred stock.

         (d) Dividends. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary - Merger Description," "Selected Financial and Other Information - Comparative Market and Per Share Data," "Information Concerning Konover - Market for Konover Common Stock," "Information Concerning Konover - Market for Konover Series A Convertible Preferred Stock" and "The Merger and Related Agreements - Conduct of Konover's Business Before the Merger" in the proxy statement is incorporated herein by reference.

         (e)      Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. The information set forth under the sections entitled "Information Concerning Konover - Common Stock Purchase Information" and "Information Concerning Konover - Preferred Stock Purchase Information" in the proxy statement is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address. The Company is the subject company. The other filing persons are affiliates. The information set forth under the sections entitled "Summary - Parties Involved in the Merger," "The Parties Involved in the Merger," "Appendix F - Information Relating to the Directors and Executive Officers of the Prometheus Parties," "Appendix G - Information

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Relating to Kimco, Kimco Realty Services, Kimkon, and the Directors and
Executive Officers of Kimco (for the purposes of complying with General Instruction C to Schedule 13E-3 only)," "Appendix H - Information Relating to the Directors and Executive Officers of PSCO Acquisition Corp." and "Appendix I
- Information Relating to the Directors and Executive Officers of Konover Property Trust, Inc." to the proxy statement is incorporated herein by reference.

         (b) Business and Background of Entities. The information set forth under the sections entitled "Summary - Parties Involved in the Merger," "The Parties Involved in the Merger" and "Appendix G - Information Relating to Kimco, Kimco Realty Services, Kimkon, and the Directors and Executive Officers of Kimco (for the purposes of complying with General Instruction C to Schedule 13E-3 only)" to the proxy statement is incorporated herein by reference.

         (c) Business and Background of Natural Persons. The information set forth under the sections entitled "The Parties Involved in the Merger," "Appendix F - Information Relating to the Directors and Executive Officers of the Prometheus Parties," "Appendix G - Information Relating to Kimco, Kimco Realty Services, Kimkon, and the Directors and Executive Officers of Kimco (for the purposes of complying with General Instruction C to Schedule 13E-3 only)," "Appendix H - Information Relating to the Directors and Executive Officers of PSCO Acquisition Corp." and "Appendix I - Information Relating to the Directors and Executive Officers of Konover Property Trust, Inc." to the proxy statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1) Tender Offers. Not applicable.

         (a)(2)(i) Transaction Description. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors" and "The Merger and Related Agreements" in the proxy statement is incorporated herein by reference.

         (a)(2)(ii) Consideration. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors" and "The Merger and Related Agreements - Conversion of Stock and Options" in the proxy statement is incorporated herein by reference.

         (a)(2)(iii) Reasons for Transaction. The information set forth under the sections entitled "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors," "Special Factors - PSCO's and the Prometheus Parties' Position as to the Fairness of the Merger" and "Special Factors - Purpose of the Merger" in the proxy statement is incorporated herein by reference.

         (a)(2)(iv) Vote Required for Approval. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "The Special Meeting - Record Date and Voting Power," "The Special Meeting - Quorum and Vote Required," "Special Factors - Vote Required to Approve the Merger Proposal and the Charter Proposal" and "Proposal Regarding Charter Amendments" in the proxy statement is incorporated herein by reference.

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         (a)(2)(v) Differences in the Rights of Security Holders. The
information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors - Effects of the Merger," "The Merger and Related Agreements - The Merger," "The Merger and Related Agreements - Conversion of Stock and Options" and "Proposal Regarding Charter Amendments" in the proxy statement is incorporated herein by reference.

         (a)(2)(vi) Accounting Treatment. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary" and "Special Factors - Expected Accounting Treatment of the Merger" in the proxy statement is incorporated herein by reference.

         (a)(2)(vii) Income Tax Consequences. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary" and "Special Factors - Material Federal Income Tax Considerations" in the proxy statement is incorporated herein by reference.

         (c) Different Terms. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors - Effects of the Merger," "The Merger and Related Agreements - The Merger Structure," "The Merger and Related Agreements - Conversion of Stock and Options" and "Proposal Regarding Charter Amendments" in the proxy statement is incorporated herein by reference.

         (d) Appraisal Rights. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary" and "The Merger and Related Agreements - Conversion of Stock and Options - Appraisal Rights" in the proxy statement is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. The information set forth under the section entitled "Where You Can Find More Information" in the proxy statement is incorporated herein by reference.

         (f) Eligibility for Listing or Trading. The information set forth under the section entitled "The Merger and Related Agreements - Conversion of Stock and Options - Konover Series A Convertible Preferred Stock" in the proxy statement is incorporated herein by reference.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)      Transactions. Not applicable.

         (b), (c) Significant Corporate Events; Negotiations or Contracts. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary" and "Special Factors - Background of the Merger" in the proxy statement is incorporated herein by reference.

         (e) Agreements Involving the Subject Company's Securities. The information set forth under the sections entitled "The Merger and Related Agreements - Co-Investment Agreement," "The Merger and Related Agreements - Voting Agreement," "The Merger and Related Agreements - Supplemental Voting and Tender Agreement," "The Merger and Related

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Agreements - Additional Agreements - Stockholders Agreement Waiver," "The Merger
and Related Agreements - Other Agreements," "Special Factors - Interests of Directors and Officers in the Merger - Interests of Prometheus Designated Directors," "Special Factors - Background of the Merger" and "The Parties Involved in the Merger" in the proxy statement is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," and "The Merger and Related Agreements - Conversion of Stock and Options" in the proxy statement is incorporated herein by reference.

         (c)(1) through (8) Plans. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors - Effects of the Merger," "Special Factors - Future Plans" and "The Merger and Related Agreements" in the proxy statement is incorporated herein by reference.


ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) through (c) Purposes, Alternatives and Reasons. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors
- Background of the Merger," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors," "Special Factors - PSCO's and the Prometheus Parties' Position as to the Fairness of the Merger," "Special Factors - Purpose of the Merger" and "The Merger and Related Agreements
- The Merger Structure" in the proxy statement is incorporated herein by reference.

         (d) Effects. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors," "Special Factors - PSCO's and the Prometheus Parties' Position as to the Fairness of the Merger," "Special Factors - Effects of the Merger," "Special Factors - Future Plans," "Special Factors - Material Federal Income Tax Considerations," "Special Factors - Estimated Fees and Expenses of the Merger," "The Merger and Related Agreements - The Merger," "The Merger and Related Agreements - Conversion of Stock and Options" and "The Merger and Related Agreements - Additional Agreements - Delisting and Termination of Registration" in the proxy statement is incorporated herein by reference.


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ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors," "Special Factors - Opinion of the Special Committee's Financial Advisor," "Special Factors - PSCO's and the Prometheus Parties' Position as to the Fairness of the Merger" and "Special Factors - Purpose of the Merger" in the proxy statement is incorporated herein by reference.

         (c) Approval of Security Holders. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "The Special Meeting - Quorum and Vote Required," "Special Factors - Vote Required to Approve the Merger Proposal and the Charter Proposal," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors," "Special Factors - PSCO's and the Prometheus Parties' Position as to the Fairness of the Merger" and "Proposal Regarding Charter Amendments" in the proxy statement is incorporated herein by reference.

         (d) Unaffiliated Representative. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors," "Special Factors - Opinion of the Special Committee's Financial Advisor" and "Special Factors - PSCO's and the Prometheus Parties' Position as to the Fairness of the Merger" in the proxy statement is incorporated herein by reference.

         (e) Approval of Directors. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary" and "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors" in the proxy statement is incorporated herein by reference.

         (f) Other Offers. The information set forth under the section entitled "Special Factors - Background of the Merger" in the proxy statement is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) - (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth under the sections entitled "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors" and "Special Factors - Opinion of the Special Committee's Financial Advisor" in the proxy statement is incorporated herein by reference. The full text of the written opinion of Credit Suisse First Boston Corporation, dated June 23, 2002, is attached to the proxy statement as Appendix E and incorporated herein by reference.


ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. The information set forth under the sections entitled "Summary - Financing, Tax, and Accounting Matters" and "Special Factors
- Financing for the Merger" in the proxy statement is incorporated herein by reference.

         (b)      Conditions. Not applicable.

         (c) Expenses. The information set forth under the sections entitled "The Special Meeting - Solicitation of Proxies and Expenses," "Special Factors - Estimated Fees and Expenses of the Merger" and "The Merger and Related Agreements - Termination of the Merger Agreement" in the proxy statement is incorporated herein by reference.

         (d)      Borrowed Funds. Not applicable.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth under the sections entitled "Summary Term Sheet," "Special Factors - Interests of Directors and Officers in the Merger - Share Ownership" and "Information Concerning Konover - Security Ownership of Certain Beneficial Owners and Konover Management" in the proxy statement is incorporated herein by reference.

         (b) Securities Transactions. The information set forth under the section entitled "Information Concerning Konover - Common Stock Purchase Information" in the proxy statement is incorporated herein by reference.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "The Special Meeting - Quorum and Vote Required," "Special Factors - Interests of Directors and Officers in the Merger," "Special Factors - Vote Required to Approve the Merger Proposal and the Charter Proposal" and "The Merger and Related Agreements - Voting Agreement" in the proxy statement is incorporated herein by reference.

         (e) Recommendation of Others. The information set forth under the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Summary," "The Special Meeting - Purpose of the Special Meeting," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors" and "Special Factors
- PSCO's and the Prometheus Parties' Position as to the Fairness of the Merger" in the proxy statement is incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENTS.

         (a) Financial Information. The information set forth under the sections entitled "Where You Can Find More Information" and "Selected Financial and Other Information" in the proxy statement is incorporated herein by reference, and the information set forth in the consolidated financial statements of the Company included in the Company's most recent Annual Report on Form 10-K attached as Appendix J to the proxy statement and the Company's most recent Quarterly Report on Form 10-Q attached as Appendix L to the proxy statement is incorporated herein by reference.

         (b) PRO FORMA Information. The PRO FORMA information set forth under the section entitled "Selected Financial and Other Information" in the proxy statement is incorporated herein by reference.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) and (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the sections entitled "Summary," "Questions and Answers About the Merger Proposal and the Charter Proposal," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors" and "Special Factors - Opinion of the Special Committee's Financial Advisor" in the proxy statement is incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

         (b) Other Material Information. The information set forth under the sections entitled "Special Factors - Litigation Challenging the Merger" and "Special Factors - Events Relating to the Former Holders of Series A Convertible Preferred Stock" in the proxy statement is incorporated herein by reference.


ITEM 16. EXHIBITS.

         (a) Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 23, 2002 (incorporated herein by reference to the proxy statement (Commission No. 01-11998)).

         (b)      Not applicable.

         (c)(1) Opinion of Credit Suisse First Boston Corporation, dated June 23, 2002 (incorporated herein by reference to Appendix E to the proxy statement).

         (c)(2) Presentation by Credit Suisse First Boston Corporation dated June 23, 2002 (previously filed with Schedule 13E-3, filed July 29, 2002 (Commission No. 5-45054)).

         (c)(3) Presentation by Credit Suisse First Boston Corporation, dated February 7, 2002 (previously filed with Amendment No. 2 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(4) Presentation by Credit Suisse First Boston Corporation, dated February 4, 2002 (previously filed with Amendment No. 2 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(5) Presentation by Credit Suisse First Boston Corporation, dated January 16, 2002 (previously filed with Amendment No. 2 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(6) Presentation by Credit Suisse First Boston Corporation, dated November 20, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(7) Presentation by Credit Suisse First Boston Corporation, dated November 12, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(8) Presentation by Credit Suisse First Boston Corporation, dated August 30, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(9) Presentation by Credit Suisse First Boston Corporation, dated August 22, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(10) Presentation by Credit Suisse First Boston Corporation, dated July 25, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(11) Presentation by Credit Suisse First Boston Corporation, dated February 26, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (d)(1) Agreement and Plan of Merger, dated as of June 23, 2002, by and between PSCO Acquisition Corp. and Konover Property Trust, Inc. (incorporated herein by reference to Appendix A1 of the proxy statement).

         (d)(2) Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 26, 2002, by and between PSCO Acquisition Corp. and Konover Property Trust, Inc. (incorporated herein by reference to Appendix A2 of the proxy statement).

         (d)(3) Voting Agreement, dated as of June 23, 2002, by and between Prometheus Southeast Retail Trust, Konover Property Trust, Inc., and Kimkon Inc. (incorporated herein by reference to Appendix B of the proxy statement).

         (d)(4) Supplemental Voting and Tender Agreement, dated as of June 23, 2002, by and between Prometheus Southeast Retail Trust and Konover Property Trust, Inc. (incorporated herein by reference to Appendix C of the proxy statement).

         (d)(5) Co-Investment Agreement, dated as of June 23, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II - CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., and Kimco Realty Corporation (incorporated herein by reference to Appendix D1 of the proxy statement).

         (d)(6) Amendment No. 1 to the Co-Investment Agreement, dated as of July 26, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II - CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., and Kimco Realty Corporation (incorporated herein by reference to Appendix D2 of the proxy statement).

         (d)(7) Amended and Restated Stock Purchase Agreement, dated March 23, 1998, between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

         (d)(8) Stockholders Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

         (d)(9) Registration Rights Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

         (d)(10) Contingent Value Right Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail Trust (as assignee of Prometheus Southeast Retail LLC) (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

         (f)      Not applicable.

         (g)      Not applicable.


CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This Schedule 13E-3 includes and incorporates by reference forward-looking statements which are based on the Company's and/or, where applicable, the Prometheus Parties' current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning possible or assumed future results of operations and also include those preceded or followed by words such as "anticipates," "believes," "thinks," "could," "estimates," "expects," "intends," "may," "should," "plans," "targets" and/or similar expressions. Forward-looking statements made in any document incorporated by reference into this Schedule 13E-3 or otherwise made within this Schedule 13E-3 in relation to the merger are not protected under the safe harbors of the Private Securities Litigation Reform Act of 1995.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of November 25, 2002


                                   KIMSOUTH REALTY INC. (f/k/a Konover Property
                                   Trust Inc.)

                                   By:  /s/ Mark S. Ticotin
                                        ---------------------------------------
                                        Name:   Mark S. Ticotin
                                        Title:  Director and Chairman


                                   KPT PROPERTIES, L.P.

                                   By:  KIMSOUTH REALTY INC. (f/k/a Konover
                                        Property Trust Inc.), as general partner

                                        By:  /s/ Mark S. Ticotin
                                             ----------------------------------
                                             Name:   Mark S. Ticotin
                                             Title:  Director and Chairman


                                   PROMETHEUS SOUTHEAST RETAIL TRUST

                                   By:  /s/ Matthew J. Lustig
                                        ---------------------------------------
                                        Name:   Matthew J. Lustig
                                        Title:  President


                                   PROMETHEUS SOUTHEAST RETAIL LLC

                                   By:  LFSRI II SPV REIT Corp.
                                        as managing member

                                        By:  /s/ Matthew J. Lustig
                                             ----------------------------------
                                             Name:   Matthew J. Lustig
                                             Title:  President


                                   LFSRI II SPV REIT CORP.

                                   By:  /s/ Matthew J. Lustig
                                        ---------------------------------------
                                        Name:   Matthew J. Lustig
                                        Title:  President

                                   LF STRATEGIC REALTY INVESTORS II L.P.

                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C. as general partner

                                        By:  /s/ Matthew J. Lustig
                                             ----------------------------------
                                             Name:   Matthew J. Lustig
                                             Title:  Managing Principal


                                   LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C. as general partner

                                        By:  /s/ Matthew J. Lustig
                                             ----------------------------------
                                             Name:   Matthew J. Lustig
                                             Title:  Managing Principal


                                   LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C. as general partner

                                        By:  /s/ Matthew J. Lustig
                                             ----------------------------------
                                             Name:   Matthew J. Lustig
                                             Title:  Managing Principal


                                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                   By:  /s/ Matthew J. Lustig
                                        ---------------------------------------
                                        Name:   Matthew J. Lustig
                                        Title:  Managing Principal


                                   LAZARD FRERES & CO. LLC

                                   By:  /s/ Scott D. Hoffman
                                        ---------------------------------------
                                        Name:   Scott D. Hoffman
                                        Title:  Managing Director

                                  Exhibit Index


       Exhibit
        Number                                  Description

         (a) Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 23, 2002 (incorporated herein by reference to the proxy statement (Commission No. 01-11998)).

         (b)             Not applicable.

         (c)(1) Opinion of Credit Suisse First Boston Corporation, dated June 23, 2002 (incorporated herein by reference to Appendix E to the proxy statement).

         (c)(2) Presentation by Credit Suisse First Boston Corporation, dated June 23, 2002 (previously filed with Schedule 13E-3, filed July 29, 2002 (Commission No. 5-45054)).

         (c)(3) Presentation by Credit Suisse First Boston Corporation, dated February 7, 2002 (previously filed with Amendment No. 2 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(4) Presentation by Credit Suisse First Boston Corporation, dated February 4, 2002 (previously filed with Amendment No. 2 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(5) Presentation by Credit Suisse First Boston Corporation, dated January 16, 2002 (previously filed with Amendment No. 2 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(6) Presentation by Credit Suisse First Boston Corporation, dated November 20, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(7) Presentation by Credit Suisse First Boston Corporation, dated November 12, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(8) Presentation by Credit Suisse First Boston Corporation, dated August 30, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(9) Presentation by Credit Suisse First Boston Corporation, dated August 22, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(10) Presentation by Credit Suisse First Boston Corporation, dated July 25, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (c)(11) Presentation by Credit Suisse First Boston Corporation, dated February 26, 2001 (previously filed with Amendment No. 3 to Schedule 13E-3, filed October 15, 2002 (Commission No. 5-45054)).

         (d)(1) Agreement and Plan of Merger, dated as of June 23, 2002, by and between PSCO Acquisition Corp. and Konover Property Trust, Inc. (incorporated herein by reference to Appendix A1 of the proxy statement).

         (d)(2) Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 26, 2002, by and between PSCO Acquisition Corp. and Konover Property Trust, Inc. (incorporated herein by reference to Appendix A2 of the proxy statement).

         (d)(3) Voting Agreement, dated as of June 23, 2002, by and between Prometheus Southeast Retail Trust, Konover Property Trust, Inc., and Kimkon Inc. (incorporated herein by reference to Appendix B of the proxy statement).

         (d)(4) Supplemental Voting and Tender Agreement, dated as of June 23, 2002, by and between Prometheus Southeast Retail Trust and Konover Property Trust, Inc. (incorporated herein by reference to Appendix C of the proxy statement).

         (d)(5) Co-Investment Agreement, dated as of June 23, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II - CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., and Kimco Realty Corporation (incorporated herein by reference to Appendix D1 of the proxy statement).

         (d)(6) Amendment No. 1 to the Co-Investment Agreement, dated as of July 26, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II - CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., and Kimco Realty Corporation (incorporated herein by reference to Appendix D2 of the proxy statement).

         (d)(7) Amended and Restated Stock Purchase Agreement, dated March 23, 1998, between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3,
                         1998).

         (d)(8) Stockholders Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

         (d)(9) Registration Rights Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

         (d)(10) Contingent Value Right Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail Trust (as assignee of Prometheus Southeast Retail LLC) (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

         (f)             Not applicable.

         (g)             Not applicable.